AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF
CYTORI THERAPEUTICS, INC.

Article III, Section 1 of the Amended and Restated Bylaws of Cytori Therapeutics, Inc. was amended and restated in its entirety to read as follows:

3.1 Number; Qualification.  The Board shall consist of up to eleven (11) directors, with the number of directors to be determined from time to time by vote of a majority of directors then in office.  At each annual meeting of the stockholders, directors shall be elected for that class of directors whose terms are then expiring, except as provided in Section 3.2 and each director so elected shall hold office until his successor is elected and qualified or until his earlier resignation or removal.  Directors need not be stockholders.